SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Schedule TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
EXELA TECHNOLOGIES, INC.

(Name of Subject Company (Issuer) and Filing Person(Offeror))
Common Stock

(Title of Class of Securities)
30162V409

(CUSIP Numbers of Class of Securities)
Shrikant Sortur
Chief Financial Officer
Exela Technologies, Inc.
2701 E. Grauwyler Rd.
Irving, TX 75061
(844) 935-2832

(Name, address and phone number of person authorized to receive notices and communications on behalf of filing person)
With copies to:
Maurice M. Lefkort; Sean M. Ewen
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, NY 10019
Telephone: (212) 728-8239; (212) 728-8867
Facsimile: (212) 728-9239; (212) 728-9867

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing**
$39,000,000.00	$3,615.30

*
Estimated solely for purposes of calculating the amount of the filing fee pursuant to Rule 0-11 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), based on the product of (i) $0.39, the average of the high and low prices per share of the Issuer’s Common Stock on January 24, 2022 as reported on the Nasdaq Capital Market, and (ii) 100,000,000, the estimated number of shares of Common Stock to be exchanged in the transaction.

**
The filing fee was calculated in accordance with Rule 0-11 under the Exchange Act and the Fee Rate Advisory #1 for Fiscal Year 2022, issued August 23, 2021, by multiplying the transaction value by 0.0000927.

☐
Check box if any part of the fee is offset as provided by Rule 0-11(42) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number; or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Filing Party:
Form or Registration No.:	Date Filed:

☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☐
third-party tender offer subject to Rule 14d-l.

☒
issuer tender offer subject to Rule 13e4.

☐
going-private transaction subject to Rule 13e-3.

☐
amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provisions(s) relied upon:
☐
Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐
Rule 14d-l(d) (Cross-Border Third-Party Tender Offer)

Items 1 through 9, and Item 11.
This Issuer Tender Offer Statement on Schedule TO (this “Schedule TO”) relates to the offer by Exela Technologies, Inc., a Delaware corporation (“Exela” or the “Company”), pursuant to Rule 13(e)(1) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) to exchange (the “Offer”) each 25 shares of common stock, par value $0.0001 per share, of the Company (the “Common Stock”) for a 6.00% senior unsecured note due March 31, 2029 (a “New Note”, and collectively, the “New Notes”) with each New Note having a principal amount equal to $25.00, for up to $100,000,000 aggregate principal amount upon the terms and subject to the conditions set forth in the Offer to Exchange, dated January 26, 2022 (as amended and supplemented from time to time, the “Offer to Exchange”) and the related offer materials (as amended and supplemented from time to time, the “Offer Documents”). Common Stock may only be tendered in increments of 25 shares.
This Schedule TO is intended to satisfy the disclosure requirements of Rule 13(e)(4) under the Exchange Act.
The information set forth in the Offer to Exchange, and in the related Offering Documents, copies of which are attached hereto as Exhibits, are hereby expressly incorporated herein by reference in response to all of the items of this Schedule TO, except those items as to which information is specifically provided herein.
Item 10.   Financial Statements.
(a)
Financial Information

The information set forth in the Offer to Exchange in the sections entitled (1) “Historical and Unaudited Pro Forma Financial Data”, (2) “Book Value” and (3) “Incorporation Of Documents By Reference” (namely, (A) the Annual Report on Form 10-K for the fiscal year ended December 31, 2020, filed by the Company with the SEC on March 22, 2021, as amended, and (B) the Quarterly Report on Form 10-Q for the period ended September 30, 2021, filed by the Company with the SEC on November 8, 2021).
(b)
Pro Forma Information

The information set forth in the Offer to Exchange in the sections entitled (1) “Historical and Unaudited Pro Forma Financial Data”, (2) “Book Value” and (3) “Incorporation Of Documents By Reference” (namely, (A) the Annual Report on Form 10-K for the fiscal year ended December 31, 2020, filed by the Company with the SEC on March 22, 2021, as amended, and (B) the Quarterly Report on Form 10-Q for the period ended September 30, 2021, filed by the Company with the SEC on November 8, 2021).
Item 12.   Exhibits.
(a)(1)(A)*	Offer to Exchange, dated January 26, 2022
(a)(1)(B)*	Letter of Transmittal
(a)(1)(C)*	Notice of Guaranteed Delivery
(a)(1)(D)*	Letter to Broker
(a)(1)(E)*	Letter to Clients
(a)(1)(F)*	Form of Summary Advertisement, dated January 26, 2022
(a)(5)(A)*	Press Release issued by the Company, dated January 26, 2022
(a)(6)(A)*	Exela Webpage
(d)(1)**	Form of Exela Notes Indenture (including Form of Exela Notes)

* Filed herewith.
** To be filed by amendment.
Item 13.   Information Required by Schedule 13E-3.
Not applicable.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Exela Technologies, Inc.
By:
/s/ Erik Mengwall

Name: Erik Mengwall
Title: Secretary
Date: January 26, 2022

EXHIBIT INDEX
(a)(1)(A)*	Offer to Exchange, dated January 26, 2022
(a)(1)(B)*	Letter of Transmittal
(a)(1)(C)*	Notice of Guaranteed Delivery
(a)(1)(D)*	Letter to Broker
(a)(1)(E)*	Letter to Clients
(a)(1)(F)*	Form of Summary Advertisement, dated January 26, 2022
(a)(5)(A)*	Press Release issued by the Company, dated January 26, 2022
(a)(6)(A)*	Exela Webpage

* Filed herewith.